UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 18, 2012

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
3000 AUSTRALIA
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Time	IMMEDIATE

Date	18 January 2012

Number	02/12

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT

FOR THE QUARTER ENDED 31 DECEMBER 2011

This report covers the Group’s exploration and development activities for the December 2011 quarter. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

Development

A focus on high return growth projects, diversified by commodity, geography and market was further reinforced during the December 2011 half year with the approval of projects in the Metallurgical Coal and Energy Coal businesses. BHP Billiton’s commitment to its world class growth pipeline now exceeds US$26 billion.

During the December 2011 quarter, BHP Billiton announced the approval of the Caval Ridge mine development and the expansion of the Peak Downs operation (both Australia) which will add high quality export coking coal capacity and future development options for our leading Queensland Coal business. BHP Billiton also approved the Western Australia Iron Ore (WAIO) Orebody 24 mine and the North West Shelf Greater Western Flank-A project (Australia).

Pre-commitment expenditure of US$1.2 billion for the first phase of the Olympic Dam Project (Australia) was activated following environmental approval by the Government of South Australia and the Commonwealth, and the successful passage of the Indenture agreement through the South Australian Parliament. This funding will facilitate the procurement of long lead time items such as trucks and accommodation, infrastructure development and early site works.

Onshore US drilling and development expenditure in the Petroleum business totalled US$0.9 billion during the December 2011 quarter and US$1.4 billion during the December 2011 half year.

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Petroleum projects
Macedon (Australia) 71.43% Gas	1,050	CY13	200 million cubic feet gas per day.	On schedule and budget. The overall project is 45% complete.
Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	900	CY12(a)	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day.	On revised schedule and budget. The overall project is 88% complete.

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	1,350	CY13	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day.	On revised schedule and budget. The overall project is 72% complete.
North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY13	2,500 million cubic feet gas per day.	On budget. Steady state production remains on track for CY13. The overall project is 85% complete.
North West Shelf Greater Western Flank-A (Australia) 16.67% LNG	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	Project approved by all joint venture partners in December 2011.
Minerals projects
Worsley Efficiency & Growth (Australia) 86% Alumina	2,995	Q1 CY12	1.1 million tpa of additional alumina.	On revised schedule and budget. The overall project is 94% complete. Marradong mine has been commissioned and is ramping up to expected capacity.
Antamina Expansion (Peru) 33.75% Copper	435	Q1 CY12	Increases ore processing capacity to 130,000 tpd.	In commissioning phase with first production now expected in Q1 CY12. The overall project is 79% complete.
Escondida Ore Access (Chile) 57.5% Copper	319	Q2 CY12	The relocation of the in-pit crushing and conveyor infrastructure provides access to higher grade ore.	On schedule and budget. The overall project is 77% complete.
EKATI Misery Open Pit Project (Canada) 80% Diamonds	323	CY15	Project consists of a pushback of the existing Misery open pit which was mined from 2001 to 2005.	On schedule and budget. The overall project is 16% complete.
WAIO Jimblebar Mine Expansion (Australia) 96% Iron Ore	3,300(b)	Q1 CY14	Increases mining and processing capacity to 35 million tpa with incremental debottlenecking opportunities to 55 million tpa.	On schedule and budget. The overall project is 21% complete.
WAIO Port Hedland Inner Harbour Expansion (Australia) 85% Iron Ore	1,900(b)	H2 CY12	Increases total inner harbour capacity to 220 million tpa with debottlenecking opportunities to 240 million tpa.	On schedule and budget. The overall project is 42% complete.

BHP Billiton Exploration and Development Report for the quarter ended 31 December 2011	2

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
WAIO Port Blending and Rail Yard Facilities (Australia) 85% Iron Ore	1,400(b)	H2 CY14	Optimises resource and enhances efficiency across the WAIO supply chain.	On schedule and budget. The overall project is 13% complete.
WAIO Orebody 24 (Australia) 85% Iron Ore	698	H2 CY12	Maintains iron ore production output from the Newman Joint Venture operations.	Approval announced. See News Release dated 16 November 2011.
Samarco Fourth Pellet Plant (Brazil) 50% Iron Ore	1,750	H1 CY14	Increases iron ore pellet production capacity by 8.3 million tpa to 30.5 million tpa.	On schedule and budget. The overall project is 18% complete.
Daunia (Australia) 50% Metallurgical Coal	800	CY13	Greenfield mine development with capacity to produce 4.5 million tpa of export metallurgical coal.	On schedule and budget. The overall project is 27% complete.
Broadmeadow Life Extension (Australia) 50% Metallurgical Coal	450	CY13	Increases productive capacity by 0.4 million tpa and extends life of the mine by 21 years.	On schedule and budget. The overall project is 56% complete.
Hay Point Stage Three Expansion (Australia) 50% Metallurgical Coal	1,250(b)	CY14	Increases port capacity from 44 million tpa to 55 million tpa and reduces storm vulnerability.	On schedule and budget. The overall project is 36% complete.
Caval Ridge (Australia) 50% Metallurgical Coal	2,100(b)	CY14	Greenfield mine development and expansion of the Peak Downs Mine with capacity to produce 8.0 million tpa of export metallurgical coal.	Approval announced. See News Release dated 1 November 2011.
RX1 Project (Australia) 100% Energy Coal	400	H2 CY12	Increases run-of-mine thermal coal production by approximately 4 million tpa.	On schedule and budget. The overall project is 62% complete. First production is now expected in H2 CY12.
Cerrejon P40 Project (Colombia) 33.3% Energy Coal	437	CY13	Increases saleable thermal coal production by 8 million tpa to approximately 40 million tpa.	On schedule and budget. The overall project is 11% complete.
Newcastle Third Port Project Stage 3 (Australia) 35.5% Energy Coal	367	CY14	Increases total coal terminal capacity from 53 million tpa to 66 million tpa.	On schedule and budget. The overall project is 12% complete.

BHP Billiton Exploration and Development Report for the quarter ended 31 December 2011	3

Substantial increase in the Spence Mineral Resource

BHP Billiton today announced a near 700 per cent increase in the Mineral Resource tonnage of the wholly owned Spence mine in northern Chile. This increase reflects the initial declaration of a significant hypogene (chalcopyrite) extension of the supergene (chalcocite and copper oxide) mineralisation that comprises the current Mineral Resource. The reporting of hypogene Mineral Resource follows a four year US$30 million brownfield exploration program.

This significant Mineral Resource increase, in addition to the previously announced 129 per cent(c) increase in the Mineral Resource surrounding Escondida and 32 per cent(c) increase in the Antamina Mineral Resource, further demonstrates the continued success of BHP Billiton’s extensive brownfield exploration program. Elsewhere in the portfolio, a total of 542 thousand metres was drilled across the Pilbara in the 2011 calendar year, contributing to a 20 per cent(d) increase in the WAIO Mineral Resource to 19.3 billion tonnes(d) as reported in the 2011 Annual Report. In the Saskatchewan potash basin, BHP Billiton’s activities included the completion of a 3D seismic survey and deep drilling on an exploration target, and four seismic 2D programs. In our Metallurgical Coal business a total of 267 thousand metres was drilled across the Bowen Basin during the 2011 calendar year, increasing our confidence in the Mineral Resource underpinning our development projects including Daunia and Caval Ridge.

Mineral Resource – Spence (100%)(e)

As at 31 December 2011													As at 30 June 2011
		Measured Resource		Indicated Resource			Inferred Resource			Total Resource			Total Resource
Commodity Deposit(f)	Ore type	Millions of dry metric tonnes	% TCu	Millions of dry metric tonnes	% TCu	ppm Mo	Millions of dry metric tonnes	% TCu	ppm Mo	Millions of dry metric tonnes	% TCu	ppm Mo	Millions of dry metric tonnes	% TCu	BHP Billiton interest %
Copper Spence(g)	Oxide	53	0.99	14	0.83	—	0.3	0.46	—	68	0.95	—	64	1.01	100
	Low-grade oxide and sulphide	8	0.25	9	0.25	—	2.4	0.23	—	20	0.25	—	22	0.24
	Supergene sulphide	156	0.96	62	0.64	—	4.0	0.54	—	221	0.86	—	222	0.91
	Transitional sulphide	24	0.72	9	0.51	—	0.7	0.38	—	34	0.66	—	37	0.65
	Hypogene sulphide	—	—	1,184	0.46	148	1,167	0.39	86	2,352	0.43	117	—	—

Minerals exploration

Greenfield exploration continued on copper targets in South America, Mongolia and Zambia; nickel and copper targets in Australia. Exploration for iron ore, potash and uranium was undertaken in a number of regions including Australia, Africa and the Americas.

For the December 2011 half year, BHP Billiton spent US$532 million on minerals exploration, of which US$451 million was expensed.

BHP Billiton Exploration and Development Report for the quarter ended 31 December 2011	4

Petroleum exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 December 2011.

Well	Location	BHP Billiton equity	Status
Deep Blue-1	Gulf of Mexico GC 723	31.875% (Noble operator)	Plugged and abandoned Hydrocarbons encountered
Mad Dog North-1	Gulf of Mexico GC 738	23.9% (BP operator)(h)	Plugged and abandoned Hydrocarbons encountered See news release dated 7 September 2011
Jujur-1	Sabah Malaysia Block N	60% (Operator)	Temporarily suspended
Julong Centre	Brunei Block CA-01	22.5% (Total operator)	Drilling ahead
Seraph-1	North West Shelf Australia WA-3-L	16.67% (Woodside operator)	Plugged and abandoned Dry hole
Gunflint-3	Gulf of Mexico MC948	11.2% (Noble operator)	Drilling ahead
Tidepole East	North West Shelf Australia WA-28-P	16.67% (Woodside operator)	Plugged and abandoned Hydrocarbons encountered

Petroleum exploration expenditure for the December 2011 half year was US$565 million, of which US$265 million was expensed. Our guidance for petroleum exploration expenditure for the 2012 financial year is US$1.4 billion, including the new Onshore US exploration program.

(a)	Facilities ready for first production pending resolution of mercury content.
(b)	Excludes announced pre-commitment funding.
(c)	This BHP Billiton Mineral Resource information was sourced from the BHP Billiton 2011 Annual Report. This document can be viewed at www.bhpbilliton.com. The Mineral Resource information is compiled by Richard Preece (FAusIMM) – Escondida and Jhon Espinoza (MAusIMM) – Antamina, who are full time employees of BHP Billiton and who have the required qualifications and experience to qualify as Competent Persons under the JORC Code and consent to the form and context in which it appears above. Mineral Resources are stated on a 100% basis. The detailed breakdown of Escondida Mineral Resources is 3.1bt @ 0.75% Cu Measured, 4.7bt @ 0.59% Cu Indicated, 11.7bt @ 0.49% Cu Inferred, and Antamina Mineral Resources is 187mt @ 0.85% Cu Measured, 1,019mt @ 0.91% Cu Indicated, 708mt @ 0.73% Cu Inferred.
(d)	This BHP Billiton Mineral Resource information was sourced from the BHP Billiton 2011 Annual Report. This document can be viewed at www.bhpbilliton.com. The Mineral Resource information is compiled by Paul Whitehouse (MAusIMM) – Western Australian Iron Ore, who is a full time employee of BHP Billiton and who has the required qualifications and experience to qualify as a Competent Person under the JORC Code and consents to the form and context in which it appears above. Mineral Resources are stated on a 100% basis. The detailed breakdown of the Western Australian Iron Ore Mineral Resources is 2.2bt @ 59.3% Fe Measured, 3.9bt @ 60.1% Fe Indicated, 13.2bt @ 59.1% Fe Inferred.

BHP Billiton Exploration and Development Report for the quarter ended 31 December 2011	5

(e)	Competent Person – J. Céspedes (MAusIMM).

The statement of Mineral Resources is presented on a 100 per cent basis and is based on information compiled by the above named Competent Person and relates to Mineral Resources estimates as at 31 December 2011. Mr. Céspedes is a full time employee of BHP Billiton Limited, has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking to qualify as a Competent Person as defined in the JORC Code, and he is a member of the Australasian Institute of Mining & Metallurgy (AusIMM). The Competent Person consents to the inclusion in this report of the matters based on their information in the form and context in which it appears.

(f)	%TCu – per cent total copper, ppm Mo - parts per million molybdenum.
(g)	Spence – The inclusion of hypogene sulphide Mineral Resource is partly a result of exploration and infill drilling results, and partly a result of selection (pre-feasibility) stage studies that have demonstrated the potential of economic viability for open pit mining, milling and flotation of the hypogene resource. Hypogene sulphides are newly reported chalcopyrite - molybdenite mineralisation that are the precursor to and immediately underlies the supergene and transitional sulphide ore types that are currently processed through heap leaching and SX-EW.

The deposit has been evaluated with 108,000 metres of drill core in 264 holes located on grid spacing of 100x100 metres for Indicated tonnages and 200x200 metres for Inferred. Changes in the supergene resources compared to 30 June 2011 include additional drilling, revised pit design and depletion due to production during the first half of the 2012 financial year.

(h)	BHP Billiton is operator of the well.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations	Investor Relations

Australia	Australia

Samantha Stevens	James Agar
Tel: +61 3 9609 2898 Mobile: +61 400 693 915	Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: Samantha.Stevens@bhpbilliton.com	email: James.Agar@bhpbilliton.com

Kelly Quirke	Andrew Gunn
Tel: +61 3 9609 2896 Mobile: +61 429 966 312	Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Kelly.Quirke@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Fiona Martin	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com	Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Brendan.Harris@bhpbilliton.com

Ruban Yogarajah	Tara Dines
Tel: US +1 713 966 2907 or UK +44 20 7802 4033	Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Mobile: UK +44 7827 082 022	Email : Tara.Dines@bhpbilliton.com
email: Ruban.Yogarajah@bhpbilliton.com
Americas

Scott Espenshade
Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Exploration and Development Report for the quarter ended 31 December 2011	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: January 18, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary